Exhibit 99.3

FOR IMMEDIATE RELEASE

THE BLUE ZONE SELECTS DRAGONWAVE BACKHAUL SOLUTION TO ENABLE QUICK, COST-EFFECTIVE WIMAX EXPANSION

The Blue Zone, in Collaboration with Waseela, is Deploying Horizon Compact Packet Microwave for its Jordan Network Rollout

Ottawa, Canada, October 18, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that The Blue Zone™, a fixed wireless provider in the Middle East and North America, has selected DragonWave’s Horizon Compact to enable quick, cost-effective WiMAX service expansion to business and residential customers across Jordan. The DragonWave solution will deliver low-latency microwave backhaul at speeds reaching 200 Mbps.

“The Horizon Compact is a key element in our growth strategy,” said Ahmed El-Mahdawy, Chief Executive Officer for The Blue Zone. “It offers industry-leading levels of backhaul scalability, throughput, latency and spectral efficiency that will enable us to cost-effectively provide our customers with state-of-the-art offerings. Also, DragonWave’s rugged solution will enable us to rapidly turn up reliable, high-quality services even in the most challenging environments, such as Jordan’s deserts, and then easily and dynamically upgrade speeds as business opportunities dictate.”

The Blue Zone has contracted with Waseela (DragonWave’s Regional Reseller) to deliver the Horizon Compact for at least 100 backhaul links at 15 and 23 GHz in Jordan by the end of 2010. The Blue Zone has also contracted with Waseela to perform planning and designing of the backhaul network with assistance from DragonWave’s network planning services. Services are being introduced first in Jordan’s capital, Amman, and other cities and will be extended gradually into rural areas. The Horizon Compact is a compact, all-outdoor chassis that integrates traditional split indoor modem and outdoor radio functionality. This unique design, simplified operations and software-upgradeability all contribute to improved total lifecycle costs for backhaul as The Blue Zone adds subscribers, services and markets.

“The Blue Zone is introducing unprecedented services in their markets, and our solution will help them do so quickly and cost-effectively,” said Peter Allen, President and Chief Executive Officer of DragonWave. “A unique combination of unparalleled performance, inherent flexibility and low total cost of ownership continues to solidify DragonWave’s position as the microwave backhaul provider of choice for next-generation service deployments in diverse markets around the globe. The Horizon Compact is specifically engineered to enable wireless service providers such as The Blue Zone to easily and efficiently adapt as market penetration and service offerings grow.”

Dr. Samer Taha, Chief Executive Officer of Waseela, said that the selection of DragonWave packet microwave solution into Waseela’s portfolio of suppliers was perfectly aligned with

Waseela’s strategy of promoting all-IP and efficient broadband wireless networks for the Middle East Region. The Blue Zone as a Next-Generation Greenfield broadband wireless operator in Jordan quickly realized the synergies with Waseela and contracted with it for the planning and delivery of the packet microwave solution, Dr. Samer added.

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with software scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About The Blue Zone

The Blue Zone™ is a leading fixed wireless deployer in the US with a strategic interest in the MENA region, where it has already established a presence. The Blue Zone’s approach of standards-based solutions has unmatched flexibility, upgradeability and functionality. Implementing cost-effective, carrier-grade converged wireless solutions makes The Blue Zone one of the most dynamic innovators in the market today. The Blue Zone Jordan™ solution currently supports 5 GHz configurations with support for all up-coming WiMAX deployments. In June 2008, the company won a FBWA license, placing The Blue Zone Jordan at the forefront of exciting opportunities inside the Hashemite Kingdom of Jordan. We are proud to announce that currently our WiMAX network and microwave coverage spans three of Jordan’s largest population centers, namely Amman, Irbed and Zarqa. http://www.bluezonejordan.com

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

About Waseela

Waseela is a leading regional system integrator and provider of professional and managed services for telecom operators. Waseela is a regional reseller and strategic partner of several internationally leading telecom suppliers mainly in the field of advanced broadband wireless solutions. Waseela is headquartered in Amman – Jordan, with regional offices in Dubai – UAE, Riyadh – KSA, Dammam – KSA and Jeddah – KSA. Waseela is a subsidiary of Dar Al Hai, a regional trading and investment Company with turnover of more than $324 Million in 2009. http://www.waseela-net.com

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2252	Tel: (408) 778-2024